UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION
OF REGISTRATION UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTION 13 AND
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-107539-34

HLI PARENT COMPANY, INC.

(Exact name of registrant as specified in its charter)

15300 Centennial Drive Northville, Michigan 48167 (734) 737-5000

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

10.5% Senior Notes Due 2010

(Title of each class of Securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(i)	[x]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: 22

Pursuant to the requirements of the Securities Exchange Act of 1934, HLI Parent Company, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	May 14, 2004	By:	/s/ Patrick C. Cauley

			Name:	Patrick C. Cauley
			Title:	Vice President, General Counsel and Secretary